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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               Amendment No. 1 (1)

                                  Unitrin, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   913275 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Caroline W. Singleton
                          335 N. Maple Drive, Suite 177
                             Beverly Hills, CA 90210
                                 (310) 278-1777
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 6, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/98)

CUSIP No.  913275 10 3                  13D                    Page 2 of 4 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Caroline W. Singleton, Sole Trustee of the Singleton Family Trust,
        SS# ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    14,484,520
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    14,484,520
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               14,484,520
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.4% (based on the number of shares of Unitrin, Inc. common stock reported as being outstanding as of December 31, 1999 in Unitrin, Inc.'s Annual Report on Form 10-K for the period ending December 31, 1999)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  913275 10 3                   13D                   Page 3 of 4 Pages


These statements relate to the Schedule 13D filed by Caroline W. Singleton as the sole trustee of the Singleton Family Trust with regard to the beneficial ownership of common stock, par value $0.10 per share, of Unitrin, Inc. (the "Company") and constitutes Amendment No. 1 thereto.

The following items are amended and restated in their entirety as follows:

--------------------------------------------------------------------------------
Item 3. Source and Amount of Funds or Other Consideration.

        There has been no change in the number of shares of the Company's common stock held by the Singleton Family Trust.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

            Although I have no contract or agreement to purchase or sell shares from or to any person, I would like to be able to purchase shares from time to time if shares are available at prices considered by me to be attractive for purchases, and would like to be able to sell shares from time to time if shares can be sold at prices considered by me to be attractive for sales. Whether I purchase or sell shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, availability and need for funds, and the evaluation of alternative interests. In addition, I may transfer all or part of the shares to a limited liability company or other entity for personal financial planning purposes.

        Other than as described above, I have no plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

        The Singleton Family Trust, a revocable trust, holds 14,484,520 shares (20.4%) of the Company's common stock. As the sole trustee of the Singleton Family Trust, I have sole voting and dispositive powers over the shares in the Singleton Family Trust. I have not effected any transactions with respect to the shares in the Singleton Family Trust.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See response to Item 5.

--------------------------------------------------------------------------------

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 10, 2000
                                       ----------------------------------------
                                                        (Date)

                                       /s/ CAROLINE W. SINGLETON
                                       ----------------------------------------
                                                      (Signature)


                                      Caroline W. Singleton, Sole Trustee of the
                                      Singleton Family Trust
                                       ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).